Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

KOKUSAI SEMICONDUCTOR EQUIPMENT CORPORATION

and

AMTECH SYSTEMS INC.

May 3, 2004

i

EXHIBITS

Exhibit 1.3(b)	Inventory Accounting

Exhibit 6.6(a)	Patent License Agreement

Exhibit 6.6(b)	APEX License Agreement

Exhibit 6.6(c)	Controller License Agreement

Exhibit 6.6(d)	Technology License Agreement

Exhibit 6.6(e)	Transition Services Agreement

Exhibit 6.7(a)	Bill of Sale

Exhibit 6.7(f)	Assignment of Lease

Exhibit 7.6(d)	Assumption Agreement

SCHEDULES

Schedule 1.1(a)(i)	Inventory

Schedule 1.1(a)(ii)	Assigned Contracts

Schedule 1.1(a)(iii)	Tangible Assets

Schedule 1.1(a)(iv)	Intellectual Property Being Transferred to Buyer

Schedule 1.1(a)(v)	Permits

Schedule 1.1(a)(vii)	Excluded Assets

Schedule 1.3(e)	List of Equipment and Retrofit Under Warranty

Schedule 1.4(b)(ix)	Commingled Contracts

Schedule 1.5	Purchase Price Allocation

Schedule 2.2	Seller Consents

Schedule 2.3	Ownership of Assets

Schedule 2.4(a)	Intellectual Property being Licensed to Buyer

Schedule 2.4(b)	Claims Against Intellectual Property

Schedule 2.5	Employee Benefit Plans

Schedule 2.6	Litigation

Schedule 3.2	Buyer Consents

Schedule 4.3	Transferred Employees

Schedule 5.10	Buyer Services

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made as of May 3, 2004 between AMTECH Systems Inc., an Arizona corporation (the “Buyer”), and Kokusai Semiconductor Equipment Corporation, a Delaware corporation (the “Seller”).

Introduction

The Seller wishes to sell to the Buyer, and the Buyer wishes to buy from the Seller, on the terms and conditions set forth herein, certain of the fixed assets, intellectual property, contract rights and certain other assets used exclusively in connection with and for the Seller’s semiconductor equipment manufacturing business . For purposes hereof, the term “Business” shall be collectively defined to mean the design, manufacture, installation, parts and maintenance of horizontal furnaces and associated products, including automation, and services as related to those furnaces, including APEX Process Management Software, equipment retrofits, parts, technical support and training and shall expressly exclude all vertical furnaces and related technology used exclusively in connection with any vertical furnaces owned or used by the Seller including associated products and services.

Now, therefore, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

1. Sale and Delivery of the Purchased Assets

1.1 Delivery of the Purchased Assets.

(a) Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Seller shall sell, transfer, convey, assign and deliver to the Buyer, and the Buyer shall purchase from the Seller, free and clear of all liens, security interests, mortgages, encumbrances and restrictions of every kind, nature and description (collectively “Encumbrances”), other than Permitted Encumbrances (as defined in Section 2.3), all of the right, title and interest of the Seller in the following assets (the “Purchased Assets”):

(i) all inventories of raw materials, work-in-process, processing materials, finished goods, office supplies, maintenance supplies, packaging materials, spare parts and supplies and similar items of the Seller (the “Inventory”) which are set forth on Schedule 1.1(a)(i) to the extent owned on the Closing Date (as defined in Section 1.6 below);

(ii) all rights of the Seller under the equipment leases, the Real Property Lease (as defined in Section 1.4(b)(ii)), license agreements, contracts and agreements and, subject to Section 1.4(b)(ix) below, such sale orders, purchase orders for materials, services and supplies, open bids, commitments and other instruments exclusively in connection with and for the Business set forth on Schedule 1.1(a)(ii) or entered into after the date hereof in the ordinary course of business in accordance with Section 5.1 (collectively, the “Assigned Contracts”);

(iii) all tangible assets, including without limitation machinery, equipment, tools, furniture, computer hardware and construction in progress owned by the Seller on the Closing Date, exclusively used in connection with and for the Business and all such items located at 18 Esquire Road, North Billerica, Massachusetts or used by the Transferred Employees in the conduct of the Business, including as set forth on Schedule 1.1(a)(iii) (collectively, the “Tangible Assets”);

(iv) all of the Seller’s right, title and interest in and to all intellectual property rights used now or previously used by Seller exclusively in connection with the Business as set forth on Schedule 1.1(a)(iv), which schedule includes (A) those patents, patent applications, patent disclosures and inventions specifically identified as “Assigned Patents” on said schedule; (B) trademarks, service marks, trade dress, trade names, logos and corporate names (in each case, whether registered or unregistered) and registrations and applications for registration thereof together, to the extent applicable, with all of the goodwill associated therewith; (C) material copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof; (D) computer software, data, data bases and documentation thereof, (E) trade secrets and other confidential information and (F) all domain name registrations specifically identified as “Assigned Domain Name Registrations” on said schedule, in each case currently owned and used by the Seller exclusively in connection with the Business (collectively, the “Transferred Intellectual Property”). The Seller shall grant the Buyer separate licenses, the forms of which are attached hereto as Exhibit 6.6(a), (b), (c) and (d), to use all other intellectual property rights used in the Business, as of the date of this Agreement which the Seller has the right to license to the Buyer (the “Licensed Intellectual Property”).

(v) copies of all files, financial, accounting and operating data and records (other than corporate books and records), whether in tangible or electronic form, of, and in the possession of, the Seller to the extent exclusively related to the Business, whether or not commingled with those of the Seller, including without limitation, all books, records and accounts, correspondence, production records, technical, accounting, manufacturing and procedural manuals, customer and supplier lists, advertising materials, credit information, cost and pricing information, business plans, projections, payroll and personnel records, and copies of any confidential information with respect to the Transferred Employees which has been reduced to writing and to the extent exclusively related to the Business, excluding all tax returns of the Seller and all workpapers and other materials used in preparation of such tax returns (in each case, whether or not related to the Business and whether or not originals or copies);

(vi) all licenses, permits and certificates held by the Seller, including environmental, health and safety permits, from federal, state and local authorities necessary to the conduct of the Business and ownership and operation of the Purchased Assets (collectively, the “Permits”) to the extent transferable, set forth on Schedule 1.1(a)(vi); and

(vii) other than those assets described on Schedule 1.1(a)(vii), all other tangible assets owned by Seller, used in the Business and either (x) located at 18 Esquire Road, Billerica, Massachusetts or (y) in the possession of Transferred Employees.

(b) Other than as provided in Section 1.1(a)(vii) or otherwise explicitly stated to be included or specifically listed on a schedule hereto as a Purchased Asset, the assets to be transferred to the Buyer under this Agreement shall not include (i) any assets of the Seller not used exclusively in connection with the Horizontal Business and (ii) the Seller’s rights under this Agreement and those agreements entered into by the Seller in connection with this Agreement; including, but not limited to, the rights of the Seller to any of the Seller’s claims for any federal, state or local tax refunds, credits or other assets of any nature in respect of any Tax relating to the Business (collectively, the “Excluded Assets”).

1.2 Further Assurances. At any time and from time to time after the Closing, at the Buyer’s request and without further consideration, the Seller promptly shall execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation, or, in the case of Licensed Intellectual Property, license and take such other action, as the Buyer may reasonably request to more effectively transfer, convey, assign or license to the Buyer, and to confirm the Buyer’s title to or interest in, all of the Purchased Assets and license rights with respect to the Licensed Intellectual Property. If at any time and from time to time after the Closing, the Seller identifies or is notified of specific Licensed Intellectual Property not previously disclosed to Buyer, the Seller will promptly disclose such Licensed Intellectual Property to the Buyer.

1.3 Purchase Price.

(a) General. The purchase price for all of the Purchased Assets (the “Purchase Price”) shall be as follows:

(i) three million two hundred twenty-six thousand three hundred sixty one dollars ($3,226,361.00) in cash paid at the Closing by wire transfer of immediately available funds to an account designated by the Seller (the “Closing Cash Amount”), subject to adjustment as provided in Sections 1.3(c) and (d);

(ii) up to Nine hundred seventy thousand dollars ($970,000.00) paid in accordance with Section 1.3(b) (the “Inventory Cap”); and

(iii) the assumption by the Buyer of the Assumed Liabilities (as defined in Section 1.4).

(b) Inventory Payments

(i) On the twentieth day of each February, May, August and November following the Closing (each a “Payment and Accounting Date”) and ending on the first Payment and Accounting Date following the five year anniversary of the Closing Date, the Buyer shall deliver to the Seller a detailed accounting in the form attached hereto as Exhibit 1.3(b) (the “Inventory Accounting”) of each item of Inventory consumed or otherwise used by the Buyer (the “Consumed Inventory”) during the immediately preceding calendar quarter and Seller’s cost thereof (“Seller’s Cost of Consumed Inventory”). The Inventory Accounting shall be certified by the Buyer’s chief financial officer as being true and accurate in all respects. For purposes of calculating Seller’s Cost of Consumed Inventory, the unit cost set forth on Schedule 1.1(a)(i) shall govern. Commencing with the Payment and Accounting Date on which the aggregate Seller’s Cost of Consumed Inventory shall have exceeded two million two hundred seventy thousand five hundred forty one dollars ($2,270,541.00), the Buyer shall pay to the Seller by wire transfer of immediately available funds to an account designated by the Seller an amount equal to the Seller’s Cost of Consumed Inventory in excess of the sum of (x) two million two hundred seventy thousand five hundred forty one dollars ($2,270,541.00) and (y) any amounts previously paid to the Seller, if any, by operation of this Section 1.3(b). The aggregate payments pursuant to this Section 1.3(b)(i) shall not exceed the Inventory Cap. The Buyer shall consume an item available in Inventory prior to consuming that same item from another inventory source. To the extent the Buyer shall consume or use any specific item of inventory in lieu of a specific item of Inventory at a time when that specific item of Inventory is available for consumption and use, the Buyer shall be deemed to have consumed Inventory for purposes of calculating the amounts payable hereunder.

(ii) Should any specific items of Inventory be found to be unusable (“Unusable Inventory”) through no fault of the Buyer (e.g., design changes following Closing or Buyer breakage), the Buyer shall provide a list of such Unusable Inventory items and associated costs to the Seller on the next Payment and Accounting Date, and, at the written request of the Seller, deliver at the Seller’s cost such items of Unusable Inventory to the Seller together with a written explanation as to why such items are unusable. To the extent the Seller agrees that such items of Inventory are Unusable Inventory in the exercise of its reasonable judgment, the Seller’s cost thereof (based on the unit cost set forth on Schedule 1.1(a)(i)) shall not be included in the Seller’s Cost of Consumed Inventory and shall be applied to reduce the Inventory Cap.

(iii) The Buyer shall insure the Inventory against theft and casualty in amounts at least equal to Sellers cost. Upon the occurrence of any theft of or casualty to the Inventory, the Buyer shall pay to the Seller all insurance proceeds and any deductible related thereto in respect of such theft or casualty immediately upon receipt of such proceeds.

(iv) For purposes of verifying the Inventory Accounting and the amounts due and payable pursuant to this Section 1.3(c), the Seller and its representatives shall have the right to inspect the Inventory and the Buyer’s books and records related thereto, including sales records, upon reasonable prior notice.

(c) Adjustment of Closing Cash Amount for Inventory Adjustment. The Closing Cash Amount shall be reduced by an amount equal to (i) the Seller’s cost (calculated in accordance with the unit cost set forth on Schedule 1.1(a)(i)) of any Inventory consumed by the Seller after March 31, 2004, and prior to the Closing and (ii) the Seller’s cost of Inventory which has been the subject of a casualty loss during such period.

(d) Adjustment of Closing Cash Amount for Warranty Claims. The Closing Cash Amount shall be reduced by an amount equal to the greater of (x) 2% of total sales of (i) parts and retrofits sold during the 90-day period prior to the Closing Date and (ii) retrofits, equipment and services still under warranty as listed in Schedule 1.3(d), in each case exclusively of the Business; provided that any item described in the foregoing clauses (i) or (ii) shall not be counted twice in performing the calculation of the adjustment provided for herein and (y) the actual amount of warranty costs incurred exclusively in the Business during the six months ended March 31, 2004 as reflected in the audited financial statements for the year ended March 31, 2004. For purposes of calculating total sales, freight and taxes shall be excluded.

1.4 Assumption of Liabilities.

(a) At the Closing, the Buyer shall assume and agree to pay when due, perform and discharge in accordance with the terms thereof only those liabilities and obligations of the Seller for future performance after the Closing (i) under the Assigned Contracts included in the Purchased Assets and (ii) for product warranty claims relating to those products and services manufactured or provided exclusively by the Business without regard to when any such claim might arise and whether or not such claim arises under an Assigned Contract, as long as such product or service was listed on Schedule 1.3(d) or the related warranty was given by the Seller after the date hereof through the Closing Date in the ordinary course of business (the “Assumed Liabilities”). For the avoidance of doubt, assumed warranty claims shall include all product warranty claims in relation to APEX Process Management Software sold by Seller prior to the Closing or pursuant to the agreements set forth on Schedule 1.4(b)(ix). The Buyer’s assumption of the Assumed Liabilities shall in no way expand the rights or remedies of third parties against the Buyer as compared to the rights and remedies which such parties would have had against the Seller had this Agreement not been consummated.

(b) The Buyer shall not assume and shall not in any way be responsible for any of the debts, liabilities or obligations of the Seller, whether or not related to the Purchased Assets, unless expressly included among the Assumed Liabilities pursuant to Section 1.4(a) above. All such debts, liabilities and obligations of the Seller, other than the Assumed Liabilities, shall be referred to herein as the “Retained Liabilities” and shall include without limitation the following:

(i) any and all principal, interest, fees, expenses and other obligations of the Seller in respect of borrowed money, capital leases and installment purchases or any agreement with respect thereto (other than those to be performed after the Closing under the Assigned Contracts);

(ii) any and all liabilities or obligations of the Seller relating to Taxes (whether or not set forth on a Schedule hereto) including without limitation (A) Taxes incurred or payable by the Seller in connection with or arising out of the transactions contemplated hereby (subject to the provisions of Section 9.2(b)), (B) Taxes incurred or payable by the Seller as a result of actions or operations of the Seller prior to the Closing Date, and (C) Taxes owed or obligations incurred with respect to any tax audits of the Seller; provided, however, that notwithstanding any of the foregoing, the real estate taxes due in connection with that certain Commercial Lease dated February 23, 2000 between Wakefield Materials Corp., as landlord, and the Seller, as tenant, for 12,500 square feet of space at 18 Esquire Road, Billerica, Massachusetts (the “Real Property Lease” shall be apportioned as set forth in the Assignment and Assumption of Lease and Landlord’s Consent (the “Assignment of Lease”) to be delivered at the Closing in accordance with the provisions of Section 6.7(f) hereof. For purposes of this Agreement, “Taxes” shall mean all federal, state, local and foreign income, property, sales, value added, use, franchise, employment, withholding, excise, transfer and other taxes, tariffs and governmental charges of any nature whatsoever, together with any interest, penalties or additions with respect thereto;

(iii) liabilities or obligations of the Seller under this Agreement or any other agreement entered into by the Seller in connection with the transactions contemplated hereby;

(iv) other than in respect of warranty claims, liabilities or obligations relating to or arising out of any litigation relating to or arising out of the Business or the Purchased Assets prior to the Closing Date;

(v) liabilities or obligations with respect to any pensions, profit sharing, retirement, employee benefit, incentive compensation, commission arrangement, severance or similar plan, benefit or arrangement established or maintained at any time by the Seller or relating to the employees of the Business with respect to benefits accrued or claims incurred on or prior to the Closing Date;

(vi) liabilities or obligations relating to any Encumbrances on any of the Purchased Assets existing or arising with respect to matters occurring on or prior to the Closing Date;

(vii) liabilities or obligations relating to product liability claims arising out of products manufactured or sold by the Seller prior to the Closing Date and the operation of the Business prior to the Closing Date; provided that the Seller shall not be liable for any such claims if and to the extent they arise from actions taken by the Buyer in the servicing of any such products after the Closing Date;

(viii) any expenses to be borne under this Agreement by the Seller including without limitation expenses incurred by the Seller and related to or arising out of the transactions contemplated by this Agreement;

(ix) liabilities or obligations for product warranty claims of the Seller covered by the purchase orders identified on Schedule 1.4(b)(ix) (the “Commingled Contracts”) to the extent such product warranty claims do not specifically relate to products of the Business; and

(x) liabilities for services received and rents accrued prior to Closing.

(c) Third-Party Consents. To the extent that any of the Purchased Assets is not assignable without the consent, waiver or approval of another person, this Agreement shall not constitute an assignment or an attempted assignment of such Purchased Asset. If such assignment or attempted assignment would constitute a breach, violation or default with respect to such Purchased Asset, then the Seller shall, for the benefit of the Buyer, use its commercially reasonable efforts to obtain, or cause to be obtained, such consents, waivers and approvals as soon as practicable following the Closing Date; provided that the Seller shall not be obligated to pay any amounts in respect of obtaining such consent, waivers or approvals and the Buyer shall cooperate with and assist the Seller to this end. If any such consent, waiver or approval shall not be obtained despite the Seller’s commercially reasonable efforts to procure such consent, waiver or approval, then the Seller and the Buyer shall cooperate in any reasonable arrangement designed to provide the Buyer with the benefits intended to be assigned to the Buyer and the obligations assumed by the Buyer with respect to the underlying Purchased Asset, including, without limitation, in the case of any Assigned Contracts, having the Seller subcontract to the Buyer for the completion of work under such Assigned Contracts on terms that are financially neutral relative to the what the financial position of the Buyer and the Seller would have been had the consent been obtained. Nothing contained in this Section 1.4(c) shall modify or otherwise affect the condition set forth in Section 6.4.

1.5 Allocation of Purchase Price and Assumed Liabilities. The aggregate amount of the Purchase Price, including the Assumed Liabilities, shall be allocated among the Purchased Assets as set forth on Schedule 1.5 hereto. The Buyer and the Seller shall report the sale and purchase of the Purchased Assets on all tax returns and tax forms (including, without limitation, Form 8594 of the Internal Revenue Service) in a manner consistent with such allocation and shall not, in connection with the filing of such returns or forms, make any allocation of the Purchase Price and the Assumed Liabilities which is inconsistent with that allocation.

1.6 The Closing. The Closing shall take place at the offices of Seller, 1957 Concourse Drive, San Jose, CA at 9:00 a.m., on June 25, 2004, or at such other place, time or date as may be mutually agreed upon in writing by the parties hereto, provided, however, that the parties hereby agree that each party will use reasonable efforts to cause the Closing to occur as soon as practicable after the date of this Agreement. The transfer of the Purchased Assets by the Seller to the Buyer shall be effective as of 12:01 A.M. on the date of the Closing (the “Closing Date”).

2. Representations of the Seller. Seller hereby represents and warrants to the Buyer that, except as set forth on the Seller’s Disclosure Schedules attached hereto:

2.1 Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has all requisite corporate power and authority to own and lease its assets and properties and to carry on the Business as now being conducted. The Seller has full power to execute and deliver this Agreement and the other agreements provided for herein, and to consummate the transactions contemplated hereby and thereby.

2.2 Authorization. The execution and delivery of this Agreement by the Seller, and the agreements provided for herein, and the consummation by the Seller of all the transactions contemplated hereby, have been duly authorized by all requisite action on the part of the Seller. This Agreement and all such other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which the Seller is a party constitute the valid and legally binding obligations of the Seller, enforceable against it, in accordance with their respective terms, except to the extent that such enforcement is limited by any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws affecting the rights of creditors generally and general equity principles (the “Bankruptcy Exception”) “); provided, however, that Seller is making no representation or warranty as to the enforceability of the agreements set forth in Section 5.6(a). Assuming all consents, approvals, authorizations and other actions described in Schedule 2.2(a) have been obtained and except as may result from any facts or circumstances relating to the Buyer or its Affiliates (for purposes of this Agreement, a person shall be considered an “Affiliate” of another person if one of such persons controls or is controlled by the other person or the two persons are under common control) or as described on

Schedule 2.2(a), the execution, delivery and performance by the Seller, of this Agreement and the agreements provided for herein, and the consummation by the Seller, of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to it; (b) violate the provisions of any of its organizational documents; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator, to which it or any of its assets is a party; or (d) conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any Encumbrance upon any of its assets pursuant to any indenture, mortgage, deed of trust or other instrument or agreement to which it is a party or by which it or any of its assets are or may be bound. Schedule 2.2(a) hereto sets forth a true, correct and complete list of all consents and approvals of third parties — regulatory, contractual or otherwise — that are required in connection with the execution of this Agreement and the consummation by the Seller of the transactions contemplated hereby.

2.3 Ownership of the Assets. Except as set forth on Schedule 2.3, the Seller has good title to all of the Purchased Assets free and clear of all Encumbrances, other than (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or that are being contested in good faith (which suspends the collection thereof), (ii) Encumbrances of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable or that are being contested in good faith (which contest suspends the collection thereof), (iii) the statutory tax lien arising in Massachusetts upon a sale of corporate assets and (iv) the right of customers of the Business to use products of the Business for demonstration or testing purposes as set forth on Schedule 2.3; notwithstanding the foregoing exceptions, Seller hereby represents, warrants and confirms, that it has sufficient cash resources to fully pay and discharge all amounts payable with respect to the items referenced in clauses (i), (ii) and (iii) (the items referenced in clauses (i), (ii), (iii) and (iv) are collectively referred to herein as the “Permitted Encumbrances”). Seller agrees that it shall discharge any Permitted Encumbrance enumerated in clauses (i)-(iii) above by bond or otherwise prior to any foreclosure thereon. Upon the transfer of the Purchased Assets and the entering into of the Intellectual Property licenses as contemplated hereby, the Buyer shall have acquired or have rights to all of the assets available to the Seller as of the date hereof and used exclusively in the Business as currently conducted. The delivery to the Buyer of the instruments of transfer of ownership contemplated by this Agreement will vest the Buyer with good and marketable title in and to the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

2.4 Intellectual Property.

(a) To the Seller’s Knowledge as of the Closing Date, Schedule 1.1(a)(iv) hereto sets forth a true, correct, and materially complete list of all of the intellectual property rights of Seller to be transferred to the Buyer, and Schedule 2.4(a) sets forth a true, correct, and materially complete list of all of the intellectual property of Seller to be licensed by Seller to the Buyer. True, correct and materially complete copies of all licenses and other agreements relating to the Transferred Intellectual Property and the Licensed Intellectual Property (excluding off-the-shelf software programs licensed by the Seller pursuant to “shrink wrap” licenses) have been previously delivered by the Seller to the Buyer.

(b) Except as otherwise disclosed in Schedule 2.4(b) hereto, the Seller is the sole and exclusive owner or licensee of all Transferred Intellectual Property and Licensed Intellectual Property and all designs, permits, labels and packages used on or in connection therewith. Except as disclosed in Schedule 2.4(b), to the Seller’s knowledge the Seller has the right to use, free and clear of claims or rights of others, all of the Transferred Intellectual Property and the Licensed Intellectual Property. All of the Transferred Intellectual Property will be owned by or permissible for use by the Buyer following the Closing on identical terms and conditions as it was immediately prior to the Closing. Except as set forth on Schedules 1.1(a)(iv) and 2.4(a), to the knowledge of the Seller, all Transferred Intellectual Property and Licensed Intellectual Property is valid and unexpired. The Seller has taken commercially reasonable and appropriate actions to maintain and protect the Transferred Intellectual Property and Licensed Intellectual Property. The Seller has no knowledge as of the Closing Date that (i) the conduct of the Business as currently conducted infringes upon the material intellectual property rights of any other person and (ii) the Seller is making unlawful use of any material intellectual property rights of any third party. Except as disclosed on Schedule 2.4(b), to the knowledge of the Seller as of the Closing Date, (a) the Seller has no disputes with or claims against any third party for infringement by such third party of any Transferred Intellectual Property or Licensed Intellectual Property, and (b) there is no claim or allegation that any of the Transferred Intellectual Property or Licensed Intellectual Property violates any third-party right.

(c) To the Seller’s knowledge, the Purchased Assets, including the Transferred Intellectual Property and the Licensed Intellectual Property, (i) constitute substantially all of the intellectual property rights and other assets used now or previously by the Seller in connection with the Business and (ii) constitute substantially all of the intellectual property rights and other assets necessary to operate the Business in substantially the same manner as the Business is presently operated.

2.5 ERISA.

(a) Schedule 2.5 hereto contains a true, complete and correct list of all material written “employee benefit plans”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained by the Seller or to which the Seller contributed or is obligated to contribute thereunder for current or former employees of the Seller employed in the Business (the “Company Plans”). Schedule 2.5 hereto separately identifies each Company Plan which is a multiemployer plan, as defined in Section 3(37) of ERISA (the “Multiemployer Plan”).

(b) The Seller has furnished or made available to the Buyer true, correct and complete copies of the summary plan descriptions with respect to each of the Company Plans (other than the Multiemployer Plans).

(c) The Company plans have been maintained in all respects in accordance with their terms and with all provisions of the Code and ERISA (including rules and regulations thereunder) and other applicable federal and state laws and regulations, except to the extent of any failure thereof which would not result in a material liability to the Buyer.

2.6 Litigation. Except as set forth on Schedule 2.6 hereto, the Seller is not a party to, or to the Seller’s knowledge threatened with, and none of the Purchased Assets are subject to, any litigation, suit, action, investigation, proceeding or controversy before any court, administrative agency or other governmental authority relating to or affecting the Purchased Assets or the business or condition (financial or otherwise) of the Business. The Seller is in compliance with any judgment, order, writ, injunction, decree or rule of any court, administrative agency or governmental authority or any regulation of any administrative agency or governmental authority which relates to the Business or the Purchased Assets.

2.7 Condition. The Buyer agrees that it shall accept all Purchased Assets in an “As Is” “Where Is” condition at the Closing Date. Except as expressly set forth herein, the Seller makes no warranty with respect to the value, condition or use of the Purchased Assets, whether expressed or implied, including, without limitation, any implied warranty of merchantability or fitness for a particular purpose.

2.8 EXCLUSIVITY OF REPRESENTATIONS. THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN THIS AGREEMENT AND ANY OTHER AGREEMENT TO BE ENTERED BY SELLER AND BUYER WHICH IS EXPRESSLY REFERRED TO IN THIS AGREEMENT ARE IN LIEU OF AND ARE EXCLUSIVE OF ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES. THE SELLER HEREBY DISCLAIMS ANY SUCH OTHER OR IMPLIED REPRESENTATIONS OR WARRANTIES, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA).

3. Representations of the Buyer. The Buyer hereby represents and warrants to the Seller as follows:

3.1 Organization and Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Arizona, and has requisite power and authority (corporate and other) to own and lease its assets and properties and to carry on its business as now being conducted. The Buyer has full power to execute and deliver this Agreement and the other agreements provided for herein, and to consummate the transactions contemplated hereby and thereby.

3.2 Authorization. The execution and delivery of this Agreement by the Buyer, and the agreements provided for herein, and the consummation by the Buyer of all transactions contemplated hereby, have been duly authorized by all requisite action on the part of the Buyer. This Agreement and all such other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which the Buyer is a party constitute the valid and legally binding obligations of the Buyer, enforceable against it in accordance with their respective terms subject to the Bankruptcy Exception. Assuming all consents, approvals, authorizations and other actions described in this Section 3.2 have been obtained and except as may result from any facts or circumstances relating to the Seller or its Affiliates, the execution, delivery and performance by the Buyer of this Agreement and the agreements provided for herein, and the consummation by the Buyer of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to it; (b) violate the provisions of any of its organizational documents; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator, to which it or any of its assets is a party; or (d) conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any Encumbrance upon any of its assets pursuant to any indenture, mortgage, deed of trust or other instrument or agreement that relates to it and to which it is a party or by which it or any of its assets are or may be bound. Schedule 3.2 hereto sets forth a true, correct and complete list of all consents and approval of third parties – regulatory, contractual or otherwise – that are required in connection with the execution of this Agreement and the consummation by the Buyer of the transactions contemplated hereby.

4. Access to Information; Public Announcements; Employee Matters.

4.1 Access to Management, Properties and Records. Subject to compliance with any and all confidentiality agreements or obligations the Seller may have with or to any customer, supplier or other person, from the date of this Agreement until the Closing Date, to the extent allowable under applicable law, the Seller shall afford the officers, attorneys, accountants and other authorized representatives of the Buyer, including prospective financing sources, reasonable access upon reasonable prior notice and during normal business hours to all management personnel, offices, properties, books and records of the Seller exclusively related to and used for the Business and the Purchased Assets, so that the Buyer may have full opportunity to make such investigation as it shall desire to make of the management, business, properties and affairs of the Seller exclusively related to and used for the Business and the Purchased Assets, and the Buyer shall be permitted to make, upon obtaining the Seller’s prior consent, at the Buyer’s expense, abstracts from, or copies of, all such books and records. The Seller shall make available to the Buyer such financial and operating data and other information as to the Purchased Assets and the Business as the Buyer shall reasonably request. The Seller shall authorize the release to the Buyer of all files reasonably requested by the Buyer, which exclusively pertain to the Purchased Assets or the Business, held by any federal, state, county or local authorities, agencies or instrumentalities.

4.2 Public Announcements. The parties agree that prior to the Closing Date, except as otherwise required by law, any and all public announcements or other public communications concerning this Agreement and the purchase of the Purchased Assets by the Buyer shall be subject to the approval of both parties.

4.3 Matters Related To Employees of the Business.

(a) Transferred Employees. Immediately prior to the Closing, the Buyer shall offer employment in the Business to all of the Seller’s employees who are then employed in the Business and who are set forth on Schedule 4.3(a) hereto (such employees who accept Buyer’s offer of employment are referred to herein as the “Transferred Employees”), such employment to be effective upon the Closing and on terms and conditions agreed to between the Buyer and such Transferred Employees. Effective immediately prior to the Closing, Seller shall terminate each of the Transferred Employees.

(b) WARN Act. The Seller shall be solely responsible for any notice required under or liability associated with the Worker Adjustment and Retraining Notification Act (29 U.S.C. secs. 2101-2109) and any applicable state or local plant closing, mass layoff, relocation, or severance laws relating to the employees of the Business that arises as a result of any employment losses occurring prior to the Closing.

(c) Welfare Claims. The Seller shall assume and be responsible for (i) claims for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred prior to the Closing Date by Transferred Employees, and (ii) claims relating to “COBRA” coverage attributable to “qualifying events” occurring prior to the Closing Date with respect to any Transferred Employees and their beneficiaries and dependents. The Buyer shall be responsible for, (i) disability benefits and workers compensation benefits for Transferred Employees for claims incurred on or after the Closing Date, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring on or after the Closing Date with respect to Transferred Employees and their beneficiaries and dependents. For purposes of the foregoing, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided that claims relating to a hospital confinement that commences on or prior to the Closing Date but continues thereafter shall be treated as incurred on or prior to the Closing Date. A disability or workers compensation claim shall be considered incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Closing Date.

(d) Accrued Vacation. The Seller shall pay all accrued vacation to Transferred Employees on or promptly following the Closing.

(e) No Third-Party Beneficiary. Nothing herein, expressed or implied, shall confer upon any employee or former employee (including, without limitation, the Transferred Employees), any rights or remedies including, without limitation, any right to employment or continued employment for any specified period.

5. Covenants.

5.1 Conduct of Business. From and after the date hereof and until the Closing Date, the Seller shall conduct the Business in the ordinary course of business and in a manner consistent with the practices of the Seller during the preceding twelve-month period, except as agreed to in writing between the Seller and the Buyer. Without the prior written consent of the Buyer, the Seller shall not, except in connection with the transactions contemplated by this Agreement:

(a) incur any obligation or liability (absolute or contingent) with respect to the Business, except current liabilities incurred and obligations under contracts entered into in the ordinary course of business, which individually do not exceed $10,000, unless it is for the purchase of inventory for which the Seller has a customer purchase order for an amount equal to at least 130% of its cost;

(b) mortgage, pledge, or subject to any Encumbrance, other than Permitted Encumbrances, any of the Purchased Assets;

(c) sell, assign, or transfer any of the Purchased Assets, except for inventory sold in the ordinary course of business;

(d) cancel any debts or claims with respect to the Business, except in the ordinary course of business;

(e) except for separation or severance payments made or to be made to any employee or former employee in connection with any reductions-in-force implemented by the Seller prior to the Closing, make, accrue or become liable for any bonus, profit sharing or incentive payment, except for accruals under existing plans, if any, or increase the rate of compensation payable or to become payable by it to any of its employees employed in the Business, or engage any employee in the Business for a salary in excess of $40,000 per annum;

(f) waive any rights of material value contained in the Purchased Assets;

(g) terminate, modify, amend or alter any of the Assigned Contracts included among the Purchased Assets;

(h) take or permit any act or omission constituting a breach or default under any Assigned Contract;

(i) fail to use commercially reasonable efforts to maintain the Purchased Assets which are Tangible Assets in good repair, ordinary wear and tear excepted;

(j) materially alter any billing or collections practices with respect to the Business;

(k) defer the payment of any obligations included in the Assumed Liabilities other than in the ordinary course of business consistent with past practice; or

(l) take any other action that would cause any of the representations and warranties made by the Seller in this Agreement not to be true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

5.2 Tax Matters. The Seller will, on a timely basis, file all tax returns for and pay any and all Taxes which shall become due on account of the operation of the Business or the ownership of the Purchased Assets for all periods on or prior to the Closing Date

5.3 Communication with Customers and Suppliers. The Seller and the Buyer will cooperate in their communications with suppliers to and customers of the Business to accomplish the transfer of the Purchased Assets to the Buyer on the Closing Date.

5.4 Continuing Obligation to Inform. From time to time prior to the Closing, the Seller and the Buyer will deliver or cause to be delivered to the other in writing in reasonable detail supplemental information concerning events subsequent to the date hereof which would render any statement, representation or warranty in this Agreement or any information contained in any Schedule inaccurate or incomplete in any material respect at any time after the date hereof until the Closing Date. The delivery of such supplemental information pursuant to this Section 5.4 shall (a) not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such supplemental information, and (b) have no effect in determining the satisfaction of the conditions set forth in Article 6 and Article 7 hereof; provided, however, that the delivery of such supplemental information shall have the effect of precluding an indemnity claim pursuant to Article 8 based on any such supplemental information which has been disclosed in all material respects in accordance with this Section 5.4.

5.5 Confidentiality.

(a) Each party hereto will (and will use its commercially reasonable efforts to cause its Affiliates and their representatives to) (i) hold in strict confidence from and not disclose to any person other than such Affiliates and representatives and (ii) not use for any purpose other than evaluating and negotiating the transactions contemplated by this Agreement (unless (x) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of governmental or regulatory authorities) by other requirements of law, provided that the recipient of such information and documents provides prior written notice to the other party of such disclosure and takes reasonable and lawful actions to avoid and/or minimize the extent of such disclosure or (y) disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or any exercise of its remedies hereunder), all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party’s representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent such documents or information can be shown to have been (A) previously known to the party receiving such documents or information through no wrongful act on the part of such receiving party, (B) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (C) later acquired by the receiving party from another source having the legal right to disclose such information or documents; provided that following the Closing the foregoing restrictions will not apply to the Buyer’s use of documents and information concerning the Business or the Purchased Assets furnished by the Seller hereunder. In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto will, and will cause its Affiliates, any person who is provided, or who is considering providing, financing to such party and their respective representatives to, promptly (in no event later than (5) days after such request) redeliver or cause to be redelivered all copies of documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents or information and its representatives.

(b) To the extent reasonably practicable, prior to any disclosure required by law, regulation or judicial order, the party required to make disclosure shall advise the other party of such requirement so that the non-disclosing party may seek a protective order.

5.6 Noncompetition and Nonsolicitation by Seller.

(a) For a period of twenty (20) years from and after the Closing, neither the Seller nor any of its Affiliates, will directly or indirectly, or as an owner, partner, employee, consultant or participant in any business entity, engage in or assist any other person to engage in any business which competes with the Business , as currently conducted, anywhere in the world. Additionally, for a period of three (3) years from and after the Closing, neither the Seller nor any of its Affiliates, will directly or indirectly, solicit for employment any Transferred Employee who is an employee of the Buyer, except to the extent that solicitation occurs as a result of advertisements or other general employment solicitations by or on behalf of the Seller. The covenants contained in this Section 5.6(a) in respect of Seller’s Affiliates shall not apply to Kokusai Electric Semiconductor Service Inc. in Japan or to Kokusai Electric Europe GmbH (“KEE”) in Europe which is bound by a similar covenant set forth in Section 5.6(a) of an Asset Purchase Agreement dated the date hereof (the “KEE Agreement”) by and between the Buyer and KEE (the “KEE Agreement”).

(b) The restrictions contained in the foregoing paragraph shall not be breached as a result of (i) any of the ownership or other rights to acquire by the Seller or any of its Affiliates of not more than an aggregate of 1% of any class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of a person engaged in the Business or (ii) the Seller or any of its Affiliates acquiring a business (in whatever form) that engages in the Business, provided that less than 10% of the net sales of the acquired business in the previous 12 month period is derived from activities directly relating to the Business, or (iii) any rights granted in accordance with the Patent License Agreement, the APEX License Agreement, the Controller License Agreement and the Technology License Agreement.

(c) In the event that any court of competent jurisdiction shall determine that this Section 5.6, or any portion hereof, shall be void or unenforceable in any respect, then this Section 5.6 shall be deemed limited to the extent that such court determines it enforceable, and as so limited shall remain in full force and effect.

5.7 Injunctive Relief; Limitation on Scope.

The Seller acknowledges that any breach or threatened breach of the provisions of Section 5.6 of this Agreement will cause irreparable injury to the Buyer for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Buyer shall be entitled, in addition to the exercise of other remedies, to seek and obtain injunctive relief, without necessity of posting a bond, restraining the Seller from committing such breach or threatened breach.

5.8 Nonsolicitation by Buyer; Injunctive Relief; Limitation on Scope.

(a) For the period of three (3) years from and after the Closing, the Buyer or any Affiliate of the Buyer will not, directly or indirectly, (i) solicit for employment any person who is an employee of the Seller (other than the employees of the Seller who are set forth on Schedule 4.3(a)), except to the extent that solicitation occurs as a result of advertisements or other general employment solicitations, and (ii) employ any person who is an employee of the Seller.

(b) The Buyer acknowledges that any breach or threatened breach of the provisions of subsection (a) of this Section 5.8 will cause irreparable injury to the Seller for which an adequate monetary remedy does not exist. Accordingly, in the event of any such breach or threatened breach, the Seller shall be entitled, in addition to the exercise of other remedies, to seek and obtain injunctive relief, without necessity of posting a bond, restraining the Buyer from committing such breach or threatened breach.

5.9 Covenant to Meet Closing Conditions. The Buyer and the Seller will, and will cause their affiliated and related parties to, cooperate and expend commercially reasonable efforts to meet and fulfill the conditions to Closing and other obligations to be performed or fulfilled by them under this Agreement to the end that the transactions contemplated by this Agreement shall be consummated.

5.10 Buyer Services. Following the Closing, Buyer shall provide [describe services] to those customers of Seller set forth on Schedule 5.10 in accordance with the terms set forth on Schedule 5.10.

5.11 Buyer Maintenance Services. From and after the Closing, the Buyer shall make available to the Seller’s customers to whom the Seller supplied systems for the Business prior to the Closing at least the same levels and quality of maintenance services as were provided by the Seller to such customers prior to the Closing.

5.12 Audited Financial Statements. Following the date hereof, Seller shall use commercially reasonable efforts to prepare financial statements (the “Financial Statements”) for the Business covering the fiscal years ended March 31, 2003 and 2004 (the “Annual Financial Statements”) and for any subsequent interim period in accordance with the requirements of Regulation S-X under the Exchange Act, except to the extent waived by the Securities and Exchange Commission (the “SEC”), and shall use its commercially reasonable efforts to cause Seller’s Auditor to audit the Annual Financial Statements in order to allow Buyer to comply with its reporting obligations in accordance with Item 7(a) of SEC Form 8-K in connection with the transaction contemplated hereby. The unaudited interim Financial Statement shall only cover any subsequent interim period mandated by Rule 3-05(b)(2) of Regulation S-X under the Securities Exchange Act of 1934, as amended. To the extent that it is not reasonably practical to exclude Seller’s retained Apogee business from the Financial Statements, the parties agree that the Financial Statements may include such business to the extent permitted under Regulation S-X or a waiver from the SEC. The audited Annual Financial Statements shall be delivered to Buyer three (3) business days prior to the Closing Date and the interim Financial Statements shall be delivered as soon thereafter as is reasonably practical under the circumstances, but not later than 45 days after the Closing Date. The out-of-pocket cost of preparing and auditing the Financial Statements shall be borne 50% by Buyer and 50% by Seller in the event the Closing shall have occurred; provided, however, that in the event of a termination of this Agreement in accordance with Section 10.3, the breaching party shall pay 100% of the out-of-pocket cost of preparing and auditing the Financial Statements. Buyer shall pay its share (based on the assumption that the Closing shall take place) of the out-of-pocket cost of preparing and auditing the Financial Statements monthly within five (5) days of the rendering of an invoice by Seller. If this Agreement is terminated in accordance with Section 10.3, the party who is liable for the full out-of-pocket cost of preparing the Financial Statements shall pay the other party any amounts due within five (5) days of such termination. To the extent that the Seller is unable, despite the use of commercially reasonable efforts, to produce the Financial Statements or obtain the audit required by this Section 5.12, the Buyer shall use its commercially reasonable efforts to cause the SEC to accept the Financial Statements and audit that the Seller can produce and obtain in lieu of those required by Regulation S-X. The inability, despite the use of commercially reasonable efforts, of (i) the Seller to produce Financial Statements and obtain the audit required by this Section 5.12 and (ii) the Buyer to cause the SEC to accept the Financial Statements and audit the Seller is able to produce and obtain shall not be breaches of this agreement and the obligations of the parties hereunder and the parties each waive any and all rights or claims they may otherwise have hereunder in respect of the same.

5.13 Accounts Receivables. To the extent either party shall receive payment of any accounts receivable belonging to the other party, the party receiving such payment shall promptly upon receipt of such payment pay and deliver such payment to the other party.

6. Conditions to Obligations of the Buyer. The obligations of the Buyer under this Agreement are subject to the fulfillment, at the Closing Date, of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Buyer:

6.1 Continued Truth of Representations and Warranties of the Seller; Compliance with Covenants and Obligations. The representations and warranties of the Seller shall be true in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any changes permitted by the terms hereof or consented to in writing by the Buyer. The Seller shall have performed and complied in all material respects with all terms, conditions, covenants, obligations, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.2 Corporate Proceedings. All corporate and other proceedings required to be taken on the part of the Seller to authorize or carry out this Agreement and to convey, assign, transfer and deliver the Purchased Assets shall have been taken.

6.3 Governmental Approvals. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary under any applicable law, rule, order or regulation for the consummation by the Seller of the transactions contemplated by this Agreement shall have consented to, authorized, permitted or approved such transactions.

6.4 Consents. The Seller shall have received all the consents described on Schedule 6.4 hereto.

6.5 Adverse Proceedings. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or person whatsoever which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

6.6 Closing Agreements. The Seller and the Buyer shall have entered into the Patent License Agreement, the APEX License Agreement, the Controller License Agreement, and the Technology License Agreement with respect to the Licensed Intellectual Property, and the Transition Services Agreement in the forms set forth as Exhibits 6.6(a), (b), (c), (d) and (e).

6.7 Closing Deliveries. The Buyer shall have received at or prior to the Closing each of the following documents:

(a) a bill of sale substantially in the form attached as Exhibit 6.7(a) hereto;

(b) such other instruments of conveyance, assignment and transfer, in form and substance reasonably satisfactory to the Buyer, as shall be appropriate to convey, transfer and assign to, and to vest in, the Buyer, the Seller’s interest in the Purchased Assets;

(c) a certificate duly executed by an authorized officer of the Seller evidencing satisfaction of the conditions specified in Section 6;

(d) a certificate of the Secretary of State of the State of Delaware as to the legal existence and good standing of the Seller in such jurisdiction;

(e) certificates of the Secretary or Assistant Secretary of the Seller attesting to the incumbency of the Seller’s officers, respectively, the authenticity of the resolutions authorizing the transactions contemplated by the Agreement, and the authenticity and validity of the certificate of incorporation and by-laws of the Seller;

(f) the Assignment of Lease substantially in the form attached as Exhibit 6.7(f);

(g) audited Annual Financial Statements required under Regulation S-X, except to the extent permitted by a waiver from the SEC obtained by the Buyer pursuant to Section 5.12; and

(h) such other documents, instruments or certificates as the Buyer may reasonably request.

6.8 QAC Agreement. Buyer and QAC Incorporated (“QAC”) shall have entered into an outsourcing agreement (the “Buyer/QAC Agreement”) on substantially the same terms as the Outsourcing Agreement dated November 22, 2002 (the “QAC Agreement”) by and between Seller and QAC, except that the definition of outsourced products shall be limited to those used exclusively in the Business.

6.9 KEE Closing. The Closing under the KEE Agreement shall have occurred.

7. Conditions to Obligations of the Seller. The obligations of the Seller under this Agreement are subject to the fulfillment, at the Closing Date, of the following conditions precedent, each of which may be waived in writing at the sole discretion of the Seller:

7.1 Continued Truth of Representations and Warranties of the Buyer; Compliance with Covenants and Obligations. The representations and warranties of the Buyer in this Agreement shall be true in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date, except for any changes consented to in writing by the Seller. The Buyer shall have performed and complied in all material respects with all terms, conditions, obligations, covenants, agreements and restrictions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

7.2 Corporate Proceedings. All corporate and other proceedings required to be taken on the part of the Buyer to authorize or carry out this Agreement shall have been taken.

7.3 Governmental Approvals. All governmental agencies, departments, bureaus, commissions and similar bodies, the consent, authorization or approval of which is necessary under any applicable law, rule, order or regulation for the consummation by the Buyer of the transactions contemplated by this Agreement shall have consented to, authorized, permitted or approved such transactions.

7.4 Adverse Proceedings. No action or proceeding by or before any court or other governmental body shall have been instituted or threatened by any governmental body or person whatsoever which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

7.5 Purchase Price. The Buyer shall have paid the Closing Cash Amount to the Seller.

7.6 Closing Deliveries. The Seller shall have received at or prior to the Closing each of the following documents:

(a) a certificate duly executed by an authorized officer of the Buyer evidencing satisfaction of the conditions specified in this Section 7;

(b) a certificate of the Secretary of State of the State of Arizona as to the legal existence and good standing of the Buyer in the State of Arizona;

(c) a certificate of the Secretary of the Buyer attesting to the incumbency of the Buyer’s officers, the authenticity of the resolutions authorizing the transactions contemplated by this agreement, and the authenticity and validity of the organizational documents;

(d) an executed instrument of assumption in the form of Exhibit 7.6(d) hereto;

(e) a completed and executed Massachusetts Form ST-4 Sales Tax Resale Certificate; and

(f) such other documents, instruments or certificates as the Seller may reasonably request.

7.7 Consents. The Buyer shall have received all of the consents described on Schedule 3.2 hereto.

7.8 QAC Agreement. Seller and QAC shall have entered into a modification of the QAC Agreement reflecting the elimination of those services that QAC will be providing to Buyer pursuant to the Buyer/QAC Agreement in form and substance reasonably satisfactory to Seller.

7.9 KEE Closing. The Closing under the KEE Agreement shall have occurred.

8. Indemnification; Thresholds and Limitations on Liability.

8.1 Indemnification by the Seller. From and after the Closing, the Seller agrees, subject to the provisions of this Article 8, to defend, indemnify and hold the Buyer harmless from and against all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and legal, accounting or other expenses for investigating or defending any actions or threatened actions) (together “Losses”) incurred by the Buyer which relate to, arise out of, or are incurred in connection with (a) any breach by the Seller of any representation or warranty contained in this Agreement or in any certificate or schedule furnished by it pursuant to this Agreement, (b) any breach of any covenant, agreement or obligation of the Seller contained in this Agreement or any other agreement, instrument or document contemplated by this Agreement, (c) any claims against, or liabilities or obligations of, the Seller with respect to or arising out of or related to the Retained Liabilities and (d) the validity of, and the Buyer’s right to use all of the Transferred Intellectual Property and the Licensed Intellectual Property provided that on the date hereof the Buyer has no knowledge of any information that would invalidate or render unenforceable the Transferred Intellectual Property or the Licensed Intellectual Property.

8.2 Indemnification by the Buyer. From and after the Closing, the Buyer agrees, subject to the provisions of this Article 8, to defend, indemnify and hold the Seller harmless from and against all Losses incurred by it which relate to, arise out of, or are incurred in connection with (a) any breach by the Buyer of any representation or warranty contained in this Agreement or in any certificate or schedule furnished by the Buyer to the Seller pursuant to this Agreement, (b) any breach of any covenant, agreement or obligation of the Buyer contained in this Agreement or any other agreement, instrument or document contemplated by this Agreement, and (c) the Assumed Liabilities and (d) any liability arising out of the operation of the Business following the Closing Date.

8.3 Claims for Indemnification. A party that may be entitled to indemnification pursuant to Section 8.1 or Section 8.2 (the “Indemnified Party”) shall promptly notify the party potentially liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand which the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article 8 except and only to the extent the Indemnifying Party is materially prejudiced by such failure. Subject to the Indemnifying Party’s right to defend in good faith third party claims as hereinafter provided, the Indemnifying Party shall satisfy its obligations under this Article 8 within 30 days after the receipt of written notice thereof from the Indemnified Party.

8.4 Defense by Indemnifying Party. If the Indemnified Party shall notify the Indemnifying Party of any claim or demand pursuant to Section 8.3, and if such claim or demand relates to a pending or threatened claim or demand asserted by a third party against the Indemnified Party which the Indemnifying Party acknowledges is a claim or demand for which it must indemnify, defend and hold harmless the Indemnified Party against or reimburse the Indemnified Party for under Section 8.1 or Section 8.2, as applicable, the Indemnifying Party shall have the right to defend such claim or demand and if it elects to defend such claim or demand, it shall employ counsel reasonably acceptable to the Indemnified Party to defend such claim or demand asserted against the Indemnified Party. The Indemnified Party and the Indemnifying Party shall each have the right to participate in the defense of any claim or demand for which it is not controlling the defense, at its own expense. The Indemnifying Party shall notify the Indemnified Party in writing, as promptly as possible (but in any case before the due date for the answer or response to a claim) after the date of the notice of claim given by the Indemnified Party to the Indemnifying Party under Section 8.3 of its election to defend in good faith any such third party claim or demand. So long as the Indemnifying Party is defending in good faith any such claim or demand asserted by a third party against the Indemnified Party, the Indemnified Party shall not settle or compromise such claim or demand. The Indemnified Party shall make available to the Indemnifying Party or its agents all records and other materials in the Indemnified Party’s possession reasonably required by the Indemnifying Party for its use in defending any third party claim or demand. Whether or not the Indemnifying Party elects to defend any such claim or demand, the Indemnified Party shall have no obligations to do so. The Indemnifying Party shall not settle or compromise any such claim or demand, unless the Indemnified Party is given a full, complete and unconditional release of any and all liability by all relevant parties relating thereto. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within 30 days after the date such claim is made, (a) the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate, including, without limitation, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and (b) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense.

8.5 Survival of Representations; Claims for Indemnification. All representations and warranties made by the parties herein or in any instrument, document or certificate delivered under Article 6 or Article 7 herewith shall survive the Closing and any investigation at any time made by or on behalf of the parties hereto except as limited by the provisions of Section 5.4 hereof. All such representations and warranties shall expire on the eighteen-month anniversary of the Closing Date, except for claims with respect thereto, if any, asserted in writing prior to such eighteen-month anniversary, which shall survive until finally resolved and satisfied in full, provided, however, that:

(a) claims arising out of or related to any breach of the representations and warranties contained in the first sentence of Section 2.3 shall survive indefinitely;

(b) claims arising out of or related to the Retained Liabilities shall (i) survive indefinitely and (ii) not be subject to the limitations on indemnification set forth in Sections 8.6 and 8.8; and

(c) claims arising out of or related to any breach of the covenants contained herein shall survive until one year after the expiration of such covenants or the final performance date thereof.

8.6 Limitation on Indemnification.

(a) Subject to Section 8.7, the aggregate liability of the Seller and Buyer for claims for indemnification under Sections 8.1(a) and (b) and 8.2(a) and (b) shall not exceed the Closing Cash Amount and under Section 8.1(d) shall not exceed eight hundred sixty eight thousand dollars ($868,000.00).

(b) No person (including, without limitation, any Indemnified Party) shall be entitled to any recovery for any claim for indemnification pursuant to this Article 8, and no person (including, without limitation, any Indemnifying Party) shall be obligated to pay any such amounts, until the aggregate of all Losses incurred by the person seeking recovery when taken together with the Losses of such person (or in the case of the Seller, the aggregate Losses of the Seller and KEE) under the KEE Agreement reaches $100,000 (the “Threshold Amount”), and thereafter the person seeking recovery shall be entitled to recover all amounts in excess of the Threshold Amount.

(c) No party hereto shall be liable for any special, incidental, or punitive damages with respect to any Losses arising out of or related to this Agreement or the purchase and sale of the Purchased Assets;

(d) Any claim for indemnity under Sections 8.1 and 8.2 asserted after the expiration of the applicable survival period set forth in Section 8.5 shall be barred.

8.7 Indemnification as Sole Remedy. The parties hereto agree that a claim for indemnification under this Article 8 shall be the sole remedy for any party which suffers any Loss as a result of, arising out of or otherwise attributable to this Agreement or the purchase and sale of the Purchased Assets contemplated hereby; provided, however, that such limitation shall not apply to claims for injunctive relief expressly provided for in this Agreement and in the case of fraudulent misrepresentations.

9. Post-Closing Agreements. From and after the Closing Date:

9.1 Sharing of Data.

(a) The Buyer shall have the right for a period of six years following the Closing Date, to the extent allowable under applicable law, to have reasonable access to those books, records and accounts, including financial and tax information, correspondence, production records, employment records and other records which are retained by the Seller pursuant to the terms of this Agreement to the extent that any of the foregoing relates primarily to the Business or is otherwise reasonably needed by the Buyer in order to comply with its obligations under applicable securities, tax, environmental, employment or other laws and regulations.

(b) The Seller shall have the right for a period of six years following the Closing Date, to the extent allowable under applicable law, to have reasonable access to those books, records and accounts, including financial and tax information, correspondence, production records, employment records and other records which are transferred to or maintained by the Buyer to the extent that any of the foregoing relates primarily to the operations of the Business prior to the Closing Date and is reasonably needed by the Seller in order to comply with its obligations under applicable securities, tax, environmental, employment or other laws and regulations or to respond to any disputes which relate to the Business or the Purchased Assets.

9.2 Transfer and Sales Tax; Certain Tax Matters.

(a) The Buyer and the Seller agree, upon request of the other, to use commercially reasonable efforts to cooperate with each other to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed on one, or both, of the Buyer and the Seller with respect to the transactions contemplated hereby.

(b) Notwithstanding any provisions of law imposing the burden of such taxes on the Seller or the Buyer, as the case may be, the Seller and the Buyer shall each be responsible for and shall pay one-half of (i) all sales, use and transfer taxes and (ii) all governmental charges, if any, upon the sale or transfer of any of the Purchased Assets hereunder. If either the Seller or the Buyer shall fail to pay such amounts on a timely basis, the other party may pay such amounts to the appropriate governmental authority or authorities, and the non-paying party shall promptly reimburse the paying party for any amounts so paid.

(c) The Buyer will tender to the Seller, on or before the Closing Date, a completed and executed Massachusetts Form ST- 4.

10. Termination of Agreement.

10.1 Termination by Lapse of Time. This Agreement may be terminated by the Buyer or Seller at 5:00 p.m., San Jose time, no earlier than July 30, 2004, if the transactions contemplated hereby have not been consummated by such time, unless such date is extended by the written consent of all of the parties hereto; provided, however, that such right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the transactions contemplated hereby to be consummated on or before such date.

10.2 Termination by Agreement of the Parties. This Agreement may be terminated by the mutual written agreement of the parties hereto. In the event of such termination by agreement, the Buyer shall have no further obligation or liability to the Seller under this Agreement, and the Seller shall have no further obligation or liability to the Buyer under this Agreement.

10.3 Termination by Reason of Breach. This Agreement may be terminated by the Seller, if at any time prior to the Closing there shall occur a material breach of any of the representations, warranties or covenants of the Buyer or a material failure by the Buyer to perform any condition or obligation hereunder, and may be terminated by the Buyer, if at any time prior to the Closing there shall occur a material breach of any of the representations, warranties or covenants of the Seller or a material failure of the Seller to perform any condition or obligation hereunder, in each case if the breaching party has not cured such breach within ten (10) days of receipt of written notice thereof from the non-breaching party.

10.4 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are not consummated as provided above, each and every representation and warranty contained in this Agreement or any Schedule hereto, or any certificate, document or other instrument delivered by the parties in connection herewith, shall expire and none of the parties hereto shall be under any liability whatsoever with respect to any such representation or warranty; provided, however, that notwithstanding the foregoing, each party shall be and remain liable to the other in the event that the failure so to close hereunder shall occur as a consequence of the failure of that party to fully perform its covenants and agreements hereunder or the breach by that party of its representations or warranties contained herein.

11. Brokers.

11.1 For the Seller. The Seller agrees to pay all fees, expenses and compensation owed to any person, firm or corporation who has acted in the capacity of broker or finder on its behalf in connection with the transactions contemplated by this Agreement. The Seller agrees to indemnify and hold harmless the Buyer against any claims or liabilities asserted against it by any person acting or claiming to act as a broker or finder on behalf of the Seller.

11.2 For the Buyer. The Buyer agrees to pay all fees, expenses and compensation owed to any person, firm or corporation who has acted in the capacity of broker or finder on its behalf in connection with the transactions contemplated by this Agreement. The Buyer agrees to indemnify and hold harmless the Seller against any claims or liabilities asserted against it by any person acting or claiming to act as a broker or finder on behalf of the Buyer.

12. General Provisions.

12.1 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered by facsimile (followed by delivery of a copy via overnight courier service) personally, sent by reputable overnight delivery service (such as Federal Express or Airborne Express) or sent by first class certified United States mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To the Seller:

With a copy to (which will not constitute notice):

Kokusai Semiconductor Equipment Corp.	Morgan, Lewis & Bockius LLP
1957 Concourse Drive	Attention: Alan J. Neuwirth, Esq.
San Jose, CA 95131-1729	101 Park Avenue
Tel: 408-474-3129	New York, NY 10178
Fax: 408-435-7389	Tel: 212-309-6064
Attn.: Mr. Masakazu Ozawa	Fax: 212-309-6273

To the Buyer:

With copies to (which will not constitute notice):

Amtech Systems, Inc.	Squire, Sanders & Dempsey L.L.P.
131 South Clark Drive	Two Renaissance Square
Tempe, Arizona 85281-3008	40 North Central Avenue
Tel: 480-967-5146	Suite 2700
Fax: 480-968-3763	Phoenix, Arizona 85004
Tel: 602-295-4000
Attn.: Mr. J.S. Whang	Fax: 602-253-8129

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date sent, if sent by facsimile, (b) on the date delivered, if delivered personally, (c) one business day after being sent, if sent by reputable overnight delivery service or (d) three business days after being sent, if sent by certified mail.

12.2 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Buyer and the Seller may not assign their respective obligations hereunder without the prior written consent of the other party; provided, however, that (a) the Buyer may assign this Agreement, and its rights and obligations hereunder, to a wholly-owned subsidiary thereof, and (b) the Seller may assign any or all of its rights and obligations hereunder to any of its wholly-owned subsidiaries or affiliates. Any assignment in contravention of this provision shall be void.

12.3 Entire Agreement; Amendments; Attachments. This Agreement, all Schedules and Exhibits hereto, and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties, including without limitation that certain Letter of Intent by and between the Buyer and Seller dated December 10, 2003. The Buyer and the Seller may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by the Buyer and the Seller. If the provisions of any Schedule or Exhibit to this Agreement are inconsistent with the provisions of this Agreement, the provision of the Agreement shall prevail. The Exhibits and Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

12.4 Waivers. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

12.5 Expenses. The Buyer and the Seller shall each pay their own expenses in connection with this Agreement and the transactions contemplated hereby. Responsibility for the payment of the fees incurred in connection with the preparation of the financial statements shall be in accordance with Section 5.12 hereof.

12.6 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA.

12.7 CONSENT TO JURISDICTION. EACH OF THE PARTIES HERETO, IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE SUPREME COURT OF THE STATE OF CALIFORNIA, LOS ANGELES COUNTY, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO, FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH IN SECTION 12.1 SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING IN LOS ANGELES WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION AS SET FORTH ABOVE IN THE IMMEDIATELY PRECEDING SENTENCE. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE SUPREME COURT OF THE STATE OF CALIFORNIA, LOS ANGELES COUNTY, AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

12.8 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.9 Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

12.10 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

12.12 Bulk Sales. The Seller and the Buyer hereby waive compliance with the provisions of any applicable bulk transfer laws.

13. Definitions.

The following terms, as used in this Agreement, have the meanings given to them in the section or place indicated:

Term:	Section where defined:
Adjusted Price	1.3(b)(iii)
Affiliate	2.2
Agreement	Preliminary Statement
Assigned Contracts	1.1(a)(ii)
Assigned Domain Name Registrations	1.1(a)(iv)
Assigned Patents	1.1(a)(iv)
Assumed Liabilities	1.4(a)
Bankruptcy Exception	2.2
Business	Introduction
Buyer	Preliminary Statement
Buyer/QAC Agreement	6.8
Closing	1.1(a)
Closing Cash Amount	1.3(a)
Closing Date	1.6
COBRA Rights	4.3(c)
Company Plans	2.5(a)
Consumed Inventory	1.3(b)(i)
Encumbrances	1.1(a)
ERISA	2.5(a)
Exchange Act	5.6(b)
Excluded Assets	1.1(b)
Financial Statements	5.12
Indemnified Party	8.3
Indemnifying Party	8.3
Inventory	1.1(a)(i)
Inventory Accounting	1.3(b)(i)
Inventory Cap	1.3(a)(iii)

KEE	5.6(a)
KEE Agreement	5.6(a)
Patent License Agreement	1.1(a)(iv)
Licensed Intellectual Property	1.1(a)(iv)
Losses	8.1
Payment and Accounting Date	1.3(b)(i)
Permits	1.1(a)(vi)
Permitted Encumbrances	2.3
Purchased Assets	1.1(a)
Purchase Price	1.3(a)
QAC	6.8
QAC Agreement	6.8
Retained Liabilities	1.4(b)
Seller	Preliminary Statement
Seller’s Cost of Consumed Inventory	1.3(b)(i)
Tangible Assets	1.1(a)(iii)
Taxes	1.4(b)(ii)
Threshold Amount	8.6(b)
Transferred Employees	4.3(a)
Transferred Intellectual Property	1.1(a)(iv)
Unusable Inventory	1.1(b)(ii)

IN WITNESS WHEREOF, this Agreement has been duly executed as an instrument under seal by the parties hereto as of and on the date first above written.

Seller:

KOKUSAI SEMICONDUCTOR EQUIPMENT CORPORATION

By:	/s/ MASAKAZU OZAWA
Name:	Masakazu Ozawa
Title:	CEO

Buyer:

AMTECH SYSTEMS INC.

By:	/s/ J.S. WHANG
Name:	J.S. Whang
Title:	CEO/President